CASTLE BIOSCIENCES, INC.
820 S. Friendswood Drive, Suite 201
Friendswood, Texas 77546

July 23, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ruairi Regan
Pamela Howell

Re:	Castle Biosciences, Inc. Registration Statement on Form S-1, as amended (File No. 333-232369) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Castle Biosciences, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on July 24, 2019, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Phillip S. McGill of Cooley LLP at (858) 550‑6193 or, in his absence, Karen E. Anderson of Cooley LLP at (858) 550‑6088.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Castle Biosciences, Inc.

/s/ Derek J. Maetzold
By:	Derek J. Maetzold
Title:	President and Chief Executive Officer

[Signature Page to Acceleration Request]